Exhibit 99.1
NXT Energy Solutions to Present at The LD 500 Virtual Conference

CALGARY, AB, ACCESSWIRE, August 28, 2020 - NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced that it will be presenting at the LD 500 investor conference on Thursday, September 3, 2020 at 1:40 pm MDT / 3:40 pm EDT. George Liszicasz (CEO) and Eugene Woychyshyn (CFO) will be presenting to a live virtual audience.

Mr. Liszicasz and Mr. Woychyshyn will host investor meetings throughout the conference. 1-on-1 investor meetings with NXT are available and will be scheduled and conducted via private, secure video conference. Please register at https://ld-micro-conference.events.issuerdirect.com/ for the 1-on-1 meetings.

LD 500 Virtual Conference for Investors September 1st through 4th
Presentation Date: Thursday, September 3, 2020
Presentation Time: 1:40 pm Mountain Time/3:40 pm Eastern Time

View NXT’s profile here at: http://www.ldmicro.com/profile/NSFDF

About LD Micro

Back in 2006, LD Micro began with the sole purpose of being an independent resource to the microcap world. What started as a newsletter highlighting unique companies, has transformed into the pre-eminent event platform in the space. The upcoming "500" in September is the Company's most ambitious project yet, and the first event that is accessible to everyone.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
VP of Finance & CFO	President & CEO
+1-403-206-0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com